Atento January 2016 Investor Presentation Lynn Antipas Tyson Vice President Investor Relations +1-914-485-1150 lynn.tyson@atento.com Exhibit 99.1

Disclaimer This presentation has been prepared by Atento. The information contained in this presentation is for informational purposes only. The information contained in this presentation is not investment or financial product advice and is not intended to be used as the basis for making an investment decision. This presentation has been prepared without taking into account the investment objectives, financial situation or particular needs of any particular person. This presentation contains forward-looking statements within the meaning of the U.S. federal securities laws, that are subject to risks and uncertainties. All statements other than statements of historical fact included in this presentation are forward-looking statements. Forward-looking statements give our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business. Forward-looking statements can be identified by the use of words such as "may," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "intends," "continue“, the negative thereof and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. These forward-looking statements are based on assumptions that we have made in light of our industry experience and on our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you consider this presentation, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (some of which are beyond our control) and assumptions. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results and cause them to differ materially from those anticipated in the forward-looking statements. Other factors that could cause our results to differ from the information set forth herein are included in the reports that we file with the U.S. Securities and Exchange Commission. We refer you to those reports for additional detail, including the section entitled “Risk Factors” in our Annual Report on Form 20-F. Because of these factors, we caution that you should not place undue reliance on any of our forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made. New risks and uncertainties arise from time to time, and it is impossible for us to predict those events or how they may affect us. We have no duty to, and do not intend to, update or revise the forward-looking statements in this presentation after the date of this presentation. The historical and projected financial information in this presentation includes financial information that is not presented in accordance with International Financial Reporting Standards (“IFRS”). We refer to these measures as “non-GAAP financial measurers.” The non-GAAP financial measures may not be comparable to other similarly titled measures of other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our operating results as reported under IFRS. Additional information about Atento can be found at www.atento.com.

Strategic Overview and Third Quarter Highlights

Key Topics Important milestone - one year since IPO. Significant progress made in the execution of our long-term strategy and the strengthening of our competitive position. Measurable and sustained progress against our strategic initiatives through our commitments to growth, best-in-class operations, and our people. Macro-economic headwinds are a reality. We are applying our business model to grow market share and achieve the optimal mix of growth, profitability and liquidity. Long-term strategy remains on track. A clear roadmap to selectively make investments that strengthen our competitive advantage for the long term, and deliver sustainable value for our shareholders.

Quarter Highlights (1) Notes: Unless otherwise noted, all results are for Q3 2015; all growth rates are on a constant currency basis, year-over-year, and exclude Czech Republic that was divested in December 2014. Liquidity defined as cash and cash equivalents plus undrawn revolving credit facilities. Measurable and sustained progress against strategic initiatives Revenue up 9.4% with 11.7% growth in Latin America. Revenue up 10% year-to-date. Non-TEF revenue up 16.9% in Brazil and 23.1% in Americas. Acquired new clients, grew share of wallet with existing clients. Increased penetration of higher-value solutions. Against backdrop of challenging macros. Operational and financial levers provide competitive advantage Adj. EBITDA up 4.2%, up 10% year-to-date. Adj. EPS of $0.31, up 35.4% Operational rigor and excellence with industry leading performance. FY15: Reaffirm Guidance Atento continues to be the reference partner for the CRM/BPO needs of our clients. Best-in-class operations drive cost and operating efficiencies, however not completely immune to macro pressures. Well positioned to extend leadership position and deliver balanced results FCF in quarter of $15.3MM, liquidity of $230MM(2) and leverage of 1.5x.

Progress Against Long Term Strategy



Above-Market Growth

- ~3.1K+ WS won, ~ 40% with new clients, ~85% with non-telco verticals in 3Q.
- Penetration of solutions ~24% of revenue, up 140 basis points since beginning of 2014.
- ~1.3k+ WS won in U.S. nearshore over the last 12 months to serve key clients.



Best-in-Class Operations

- Variable billable versus payable ratio increased 440 basis points to 63.6% vs Q3 last year, a record high level.
- Turnover, a driver of employee costs, declined 40 basis points vs Q3 last year.
- Two regional operations command centers inaugurated in Q3.



Inspiring People

- Strengthened leadership – over the last 18 months 45% of Top 80 leaders are new hires or have new roles.
- Recognized for the third year in a row as one of the 25 Best Multinational Workplaces by GPTW. Only CRM/BPO provider and only LatAm company to receive recognition.

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Long Term Strategy on Track Earnings growth High revenue visibility 99%+ revenue retention rate TEF MSA throughout 2021 Multi-pronged growth agenda Share of wallet gains through an increase in higher value solutions New growth avenues: non-TEF telco, financial, US near-shore, and Carve Outs Operations efficiency program Margin expansion initiatives: Operations productivity Lower turnover Global procurement Site relocation Capital structure optimization Enhanced financial flexibility Attractive market growth Growing market due to favorable industry tailwinds & market dynamics Largest CRM/BPO provider in $10.4Bn Latin America market. Well positioned to extend leadership as market grows to $15bn by 2020. Strategic investments to support long term competitive and financial position. Driving optimal balance of growth, profitability and liquidity.

Third Quarter Financial Performance

Consolidated Financial Highlights

ATENTO:

USDm	Q3 2014	Q3 2015	YTD 2014	YTD 2015
Revenue	589.6	**476.2**	1,743.3	**1,507.8**
CCY growth [2]		*9.4%*		*10.0%*
Adjusted EBITDA	88.2	**65.8**	219.8	**186.2**
CCY growth		*4.2%*		*10.0%*
Margin	*15.0%*	*13.8%*	*12.6%*	*12.3%*
Adjusted EPS	$0.45	**$0.31**	$0.84	**0.73**
CCY growth		*35.4%*		*16.4%*
Leverage (x)	1.4	**1.5**	1.4	**1.5**

Key Highlights[1]

- **Balanced financial results**
  - 9.4% revenue growth ex-Czech Republic, 11.7% in LatAm[2].
  - 4.2% increase in adj. EBITDA driven by growth in revenue.
  - 13.8% adj. EBITDA margin down 120 basis points, two main drivers:
    1. Shift in the mix of countries (particularly Brazil) due to material devaluation of currencies. ~ 50 bps impact.
    2. Shift in timing of pass through of wage inflation into price increases in Argentina. ~ 60 bps impact in quarter & neutral impact year-to-date.
  - Constant currency adj. EBITDA margin of 14.3% in Q3, down 70 basis points & 12.7% year-to-date, up 10 bps.
  - 35.4% increase in adj. EPS on higher EBITDA, lower net interest and tax expense.
- **Significant regional progress**
  - Brazil: non-TEF growth of 16.9% drives a 9.0% increase in revenue.
  - Americas: revenue up 15.9%.
  - EMEA: 160 basis point increase in mix of revenue from solutions YoY.
- **Continued revenue diversification**
  - Solutions penetration 24% of total revenue.
  - Mix of Non-TEF revenue up 190 basis points YoY to 55.3% of total revenue.
- **Increased financial flexibility**
  - Leverage of 1.5x, $230 MM in liquidity.

Notes:
(1) Unless otherwise noted, all results are for Q3 2015; all growth rates are on a constant currency basis and year-over-year, exclude Czech Republic, which was divested in December 2014.
(2) LatAm includes Brazil and Americas regions.

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Brazil Summary Revenue 9.0% growth despite challenging macros. Significant commercial wins: Approximately 1,300 workstations won with new and existing clients. Non-TEF up 16.9% driven by new clients and increased share of wallet with existing clients, particularly in Financial Services. Mix now at a record 63,2% of revenue, up 430 basis points YoY. TEF down 2.4% due to macro-driven declines in volume. Adjusted EBITDA Adj. EBITDA up 13.2% driven by revenue increase. Benefits of cost and efficiency initiatives offset ramp of new clients, inflationary pressures and changes in revenue mix. Increasingly challenging and protracted macro economic environment are expected to put pressure on margins. Excluding the allocation of corporate costs, adj. EBITDA margins declined 30 basis points to 16.3%. Notes: Unless otherwise noted, all results are for Q3 2015; all growth rates are on a constant currency basis and year-over-year. Key Highlights(1) Q3 Q3 YTD YTD USDm 2014 2015 2014 2015 Revenue   307.7 216.5 906.2 737.6 CCY growth     9.0% 11.7% Q3 Q3 YTD YTD USDm 2014 2015 2014 2015 Adjusted EBITDA   46.8 33.6 123.7 100.0 CCY growth     13.2% 13.4% Margin   15.2% 15.5% 13.7% 13.6% Margin ex-corp costs allocation   16.6% 16.3% 14.4% 14.4%

Q3 Q3 YTD YTD USDm 2014 2015 2014 2015 Adjusted EBITDA   35.5 28.2 85.2 79.9 CCY growth   -3.1% 9.9% Margin   17.4% 14.1% 14.8% 13.6% Margin ex-corp costs allocation   18.4% 15.7% 15.3% 15.0% Adj. EBITDA down 3.1%. Decline in profitability driven by shift in timing of pass through of wage inflation into price increases in Argentina (~160 bps), which had a neutral impact year-to-date, as well as shift in country mix (~85 bps). Excluding the allocation of corporate costs, adj. EBITDA margins declined 270 basis points to 15.7%. Americas Summary Revenue 15.9% growth driven by broad-based strength. 90 basis point increase in mix of revenue from solutions YoY. Significant commercial wins: Approximately 1,500 workstations won with new and existing clients. Non-TEF up 23.1%. Growth from new and existing clients, especially in Peru, Colombia and US Nearshore. TEF up 8.2%, with particular strength in Mexico, Peru and Argentina. Adjusted EBITDA Key Highlights(1) Notes: Unless otherwise noted, all results are for Q3 2015; all growth rates are on a constant currency basis and year-over-year. Q3 Q3 YTD YTD USDm 2014 2015 2014 2015 Revenue   204.3 200.3 576.7 585.9 CCY growth     15.9% 16.6%

EMEA Summary

ATENTO:

Revenue

USDm	Q3 2014	Q3 2015	YTD 2014	YTD 2015
Revenue	77.7	**59.8**	260.8	**185.7**
CCY growth		*-8.4%*		*-13.5%*

Key Highlights(1)

- 8.4% decline in revenue; down 5.5% ex Czech Republic(2).
- Growth from the non TEF clients (ex public administration contracts in Spain) highlight positive evolution of the market.
- TEF down 3.6%, reduces declines vs prior quarters.
- 160 basis point increase in mix of revenue from solutions YoY.

Adjusted EBITDA

USDm	Q3 2014	Q3 2015	YTD 2014	YTD 2015
Adjusted EBITDA	6.5	**5.3**	17.4	**11.7**
CCY growth		*-3.1%*		*-18.2%*
Margin	*8.4%*	*8.9%*	*6.7%*	*6.3%*
Margin ex-corp costs allocation	*8.4%*	*9.1%*	*6.7%*	*6.5%*

- Adj. EBITDA down 3.1% driven by decline in revenue.
- 50 basis point increase in adj. EBITDA supported by cost and efficiency initiatives.
- Excluding the allocation of corporate costs, adj. EBITDA margins increased 70 basis points to 9.1%.

Notes:
(1) Unless otherwise noted, all results are for Q3 2015; all growth rates are on a constant currency basis and year-over-year.
(2) Revenue growth rates excludes the impact of Czech Republic, which was divested in December, 2014.

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Balance Sheet Highlights $MM Leverage of 1.5x. Liquidity of $230MM which includes $174.7MM in cash and cash equivalents and €50MM in undrawn revolving credit facilities. Enhancing Financial Flexibility Q3 2014 Q3 2015 Liquidity(1) 190.7 174.7 Total Debt 673.9 572.7 Net Debt 430.6 398.0 Net Debt / Adj. EBITDA 1.4 x 1.5 x

Reaffirm 2015 Outlook CCY Revenue growth between 6% and 9% Uniquely positioned to acquire new business, grow share of wallet with existing clients, and increase penetration of higher value-added solutions. CCY Adjusted EBITDA margin range of 13% to 13.5% Likely at the low end of the range due to the increasing adverse effects of the negative macro-economic environment in Brazil, and shifts in business mix. Net interest expense between $72MM and $76MM CAPEX 6% of revenue Investments in new client growth. Effective Tax rate of 32%

Key Takeaways Measurable and sustained progress against our strategic initiatives through our commitments to growth, best-in-class operations, and our people. Macro-economic headwinds are a reality. We are applying our business model to grow market share and achieve the optimal mix of growth, profitability and liquidity. Long-term strategy remains on track. A clear roadmap to selectively make investments that strengthen our competitive advantage for the long term, and deliver sustainable value for our shareholders.

Appendix About Atento Financial Reconciliations Debt Information Glossary of Terms

About Atento

Leader in attractive, high-growth LatAm market. Long-lasting client relationships due to vertical expertise and growing portfolio of services and solutions. Superior pan-LatAm operational delivery platform. Clear strategy for sustained growth and strong shareholder value creation. Experienced, proven management team with strong track record. Differentiated Competitive Advantages

Awarded by the Great Place to Work Institute (“GPTW”) Based on 9M15 revenue of $1,507.8MM; Telefónica and Non-Telefónica revenue based on 9M15 #1 provider of CRM BPO services and solutions in Latin America – $2.3Bn 2014 revenue Founded in 1999 as provider to Telefónica Group; acquired by Bain Capital in 2012 Superior operational delivery platform in LatAm region 98 contact centers in 14 countries globally 163,000+ employees and 91,000+ workstations globally Long-standing relationships with 400+ blue-chip clients Strong relationship with Telefónica, supported by Master Services Agreement (“MSA”) through 2021 Unique people focus: only CRM BPO company among the 25 best multinationals to work for and only LatAm based company (1) Revenue by region, offering and customer (2) Brazil 49% Americas 39% EMEA 12% Services 76% Solutions 24% Non-Telefónica 54.6% Telefónica 45.4% Atento at a Glance

Evolution of Leadership Position in LatAm CRM BPO Market

ATENTO:

	1999 *Telefónica call center in Spain and Brazil*	**2014** *The Leader inpan-LatAm CRM BPO*
Extended footprint across Latin America	(1)	(2)
Added $2 billion in revenue	<0.5 Revenue $Bn	2.3 Revenue $Bn
Highly diversified client base	~10% % non-TEF revenue	54.1% % non-TEF revenue
Expanded higher value-added solutions offerings	Sales; Customer Service	Sales; Customer Service; Credit Management; Technical Support; Back Office Insurance Management; Smart Credit Solution; Complaints Handling; B2B Efficient Sales; Smart Collection; Credit Card Management; Multi-channel Customer Experience; Advanced Technical Support
Built largest execution platform in Latin America	<20k Workstations	86k+ Workstations

(1) Flags represent Brazil and Spain.
(2) Flags represent Brazil, Spain, Peru, Panama, Guatemala, Morocco, El Salvador, Chile, Colombia, Argentina, Mexico, Puerto Rico, the U.S and Uruguay.

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Source: Frost & Sullivan Atento market share position as of 2014 (Management estimate) Market share in terms of revenue Largest CRM BPO Provider in Latin America 2014 CRM BPO market share (%) Mexico 17% Brazil (1) 26% Argentina 20% Chile 25% Peru 34% Colombia 8% Atento #1 market share position (2) Atento #5 market share position (2) Market leader in the largest markets... $10.4Bn LatAm CRM BPO market One of the largest players in the world… 2014 Revenue ($Bn) Pro forma for Stream acquisition (1)

Long-lasting relationships with market-leading clients Client retention based on 2013 revenues of clients retained in 2014 as a % of total 2013 revenues Excludes Telefónica 99% 2014 retention rate (1) 69% of revenue from clients with 10+ year relationship (2) Multi-sector Financial services Telecommunications

Services portfolio and multi-channel offerings have evolved into differentiated, value-added solutions Vertically-driven solutions portfolio Deeply embedded processes Stronger alignment with clients Scalable industry expertise Higher value-add with increased profitability We offer a comprehensive portfolio of services via robust multi-channel offerings Telephone E-mail Social Networks Chatrooms SMS Apps VPA Kiosk Onsite CUSTOMER EXPERIENCE VPA Web Customer Service Sales Back Office Technical Support Credit Management Insurance Management Smart Credit Solution Complaints Handling B2B Efficient Sales Smart Collection Credit Card Management Multi-channel Customer Experience Advanced Technical Support

Superior pan-LatAm operational delivery platform State-of-the-art technology 0.02% Unscheduled downtime in 2015 YTD Standardized large-scale processes Three Globally connect Command Centers Highly motivated employees Industry leading culture and Globally recognized “Great Place to work” Great Place to Work in 10 countries (1) 2014 figures Blue-chip tech partners Avaya HP Nice Cisco Microsoft Verint Globally recognized as one of the 25 Best Multinationals to work for Only CRM BPO company in the top 25 Only LTAM based Company in the top 25 Robust, Globally Standard Processes Centralized, standard automated recruiting Performance based Learning 1,400,000+ applications (1) 15.6MM+ hours of training (1)

Case study: Deep expertise drives increased mix of ATENTO: value-add solutions overtime

Strong relationship spanning many services and countries....

Services	2000	2002	2006	2006	2010
Customer Service	✓	✓	✓		✓
Sales	✓	✓	✓	✓	✓
Back Office	✓	✓	✓		✓
Credit Management	✓	✓	✓		
In-person Services	✓	✓	✓		
Automated Services	✓	✓	✓		

...with increasing depth of offerings

Client services and solutions offerings



Services
Solutions
Credit Card Management
Multi-channel Customer Experience
Insurance Management
Complaints Handling
Advanced Technical Support
Back Office
Sales
Credit Management
Customer Service
2004
2008
2012

Case study: Financial Institution based in Mexico

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Strategy to achieve Sustained Growth and SHV Creation STRATEGIC PILLARS GLOBAL STRATEGIC INTITIATIVES Deliver CRM BPO solutions Aggressively grow client base Penetrate U.S. Near-Shore Above-Market Growth Addressing untapped client growth opportunities and increasing SoW to deliver accelerated growth Enhance operations productivity Increase HR effectiveness Deploy one procurement Drive consistent and efficient IT platform Optimize site footprint Best-in-Class Operations Leveraging economies of scale and driving consistency in operations Distinct culture and values Strengthen talent High performance organization Inspiring People Delivering our medium-term vision through our unique culture and people MID-TERM VISION Be the #1 customer experience solutions provider in the markets we serve. A truly multiclient business.

Earnings growth High visibility from retained client base 99%+ revenue retention rate Telefonica MSA throughout 2021 Double down on the above-market growth agenda Drive SoW gains through increased higher value solutions Ongoing materialization of new growth avenues (non-TEF telco, US near-shore, and Carve Outs) Drive efficiency program to the next level Next wave of cost savings delivered by margin expansion initiatives: improved operations productivity, turnover reduction, global procurement, and site relocation Capital structure optimization Enhanced financial flexibility and improved cash generation Attractive market growth Fast growing market due to favorable industry tailwinds & market dynamics Clear path to deliver long term earnings growth

Highly experienced management team with strong track record Reyes Cerezo Legal and Regulatory Compliance Director 12 years at Atento Iñaki Cebollero Human Resources Director 6 years at Atento Mauricio Montilha Chief Financial Officer Previously at SKY Brazil & Astra Zeneca Brazil Michael Flodin Operations Director Previously at Accenture Daniel V. Figueirido Chief Commercial Officer Previously at Accenture Alejandro Reynal CEO Nelson Armbrust Brazil Director 15 years at Atento Miguel Matey North America Director 14 years at Atento Juan E. Gamé South America Director 12 Years at Atento José Ma Pérez Melber EMEA Director Previously at Orange Spain Corporate functions Regions

Atento’s Solutions Smart Collection Solutions to optimize collection/past due payments with specialized process and agents in credit management 100% variable compensation model that rewards efficiency of the agents and process Cost effective channel integration: phone, digital, in-person Collection software and automated enables (i.e voice mail, invoice letter Use of analytics / big data optimizing time to call and Contact channel Insurance Management End-to-end solution covering the sales process, customer services, and associated back office including credit management process Specialized process: integrated process mapping and improvement, and technical back office support Channel strategy throughout the customers’ lifecycle, managing “key events” (e.g claims and incidents) Social BPM and workload, mobility software and communications tools Use of Atento intelligent Database (BIA), knowledge management, mystery shopper, survey, speech analytics Smart Credit Solution Complaints Handling Manages the overall contract formalization and provides sales and customer service and credit management Specialized process: back office, sales, customer service and credit management Channel integration and self-service ensuring “just in time” information Social BPM and workload, multichannel platform interface with client’s software Use of big data, mystery shoppers, survey speech analytics Solution to prevent and manage the overall complaints process Specialized process: back office and customer service; process mapping and continuous improvement Multichannel integration focusing on customer behavior Social BPM and workload, multichannel platform interface with client’s software Use of knowledge management, speech analytics, mystery shoppers, survey

Atento’s Solutions B2B Efficient Sales Manages small medium business’ lead generation and process execution Specialized process and agents in sales, process mapping and reengineering Channel integration (adapted for efficiency: phone, digital, back office, in person B2B sales software, multichannel platform, interface with client’s software Use of analytics ; big data, BIA, knowledge management Credit Card Management Specialized processes for issuers and acquirers of payment cards (sales, cross and up-sales activities, credit analysis, usage management, requests and complaints and collection process) Cost efficiency channel integration: phone, digital, letters, in-person Social BPM and workload, multichannel platform, predictive dialers Use of analytics and big data, BIA, knowledge management Advanced Technical Support Multichannel Customer Experience Single point of Contact (SPOC) to handle, diagnose and solve technical issues Certifications, process mapping and improvement, specialized agents in technical support Multichannel integration focusing on customer behavior Workload, mobility software and interface with client’s software Use of knowledge management, speech analytics, mystery shoppers, survey Digital channel integration and social media monitoring with automatic distribution Manages service levels and agent productivity customer service, collection and technical support Cost efficiency channel intergration and utilization strategy offering convenience and a better customer experience Multichannel platform: phone, vídeo, chat, email, SMS, Facebook, Twitter, Whatsapp, in-person Use of analytics / big data, BIA, speech analytics, mystery shopper, survey

Financial Reconciliations

Q3 2014 Q3 2015 EBITDA (non-GAAP)   77.5   59.4 Acquisition and integration related costs   2.3   - Restructuring costs   2.3   4.1 Sponsor management fees   2.5   - Site relocation costs   0.4   - Financing and IPO fees   3.5   - Asset impairments and Other   (0.3)   2.3 Adjusted EBITDA (non-GAAP)   88.2   65.8 Reconciliations Reconciliation of EBITDA and Adjusted EBITDA(1) $MM Q3 2014 Q3 2015 Profit for the period   8.0   16.7 Acquisition and integration costs   2.3   - Amort. of Acquisition of Intangibles   8.9   7.0 Restructuring Costs   2.3   4.1 Sponsor management fees   2.5   - Site relocation costs   0.4   - Financing and IPO fees   3.5   - PECs interest expense   7.2   - Asset impairments and Other   (0.3)   2.3 Net foreign exchange gain of financial instruments -   - Net foreign exchange impacts (restated) 7.2   (3.5) Tax effect   (9.2)   (4.1) Adjusted Earnings   32.8   22.5           Adjusted EPS   $0.45   $0.31 Reconciliation of Adjusted EPS to Profit/(Loss) (1) $MM, except per share Notes: Additional detailed information can be found on the 3Q15 6K form of the Company on the topics related to Reconciliation of EBITDA and Adjusted EBITDA and Reconciliation of Adjusted EPS to Profit/(Loss)

Debt Information

Consolidated Debt and Leverage  $MM Currency Maturity Interest Rate Outstanding Balance 3Q'15 Senior Secured Notes USD 2020 7.375% 295.9 Brazilian Debentures BRL 2019 CDI + 3.7% 172.4 BNDES BRL 2020 TJLP + 2.5% 39.1 SELIC + 2.5% 9.9 4.0% 13.8 6.0% 1.1 TJLP 0.2 CVI ARS 2022 N/A 35.5 Finance lease payables BRL/COP USD 2019 6.32% - 9.89% 4.7 Other bank borrowings MAD 2016 6.0% 0.2 Gross Debt 572.7 Leverage ratio of 1.5x Existing revolving credit facility of €50MM Liquidity of $230MM Average debt maturity of 3.9 years Highlights 3Q15

Glossary of Terms Adjusted EBITDA – EBITDA adjusted to exclude the acquisition and integration related costs, restructuring costs, sponsor management fees, asset impairments, site relocation costs, financing and IPO fees and other items which are not related to our core results of operations. Adjusted net income(loss) – net loss which excludes corporate transaction costs, asset dispositions, asset impairments, the revaluation of our derivatives and foreign exchange gain (loss), and net income or loss attributable to non-controlling interests and debt extinguishment. Adjusted EBITDA margin – Adjusted EBITDA excluding special items/operating revenue. Free cash flow –net cash flows from operating activities less cash payments for acquisition of property, plant and equipment, and intangible assets. Liquidity – cash and cash equivalents and undrawn revolving credit facilities.